Jardines

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

04 FEB 18 AM 7:21

Group Secretariat

SUPPL

4th February 2004

04012894

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited

I enclose for your information a copy of a notification dated 4th February 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

encl.

dlw 2/18

S:\Win\Mandarin\Ltr-Memo\02.doc

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

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Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Notice of Results
Released	09:11 4 Feb 2004
Number	9894U

MANDARIN ORIENTAL INTERNATIONAL LIMITED
2003 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2003 of the above Company will be considered is Tuesday, 24th February 2004.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

4th February 2004

www.mandarinoriental.com

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